May 4, 2012
Via E-mail
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:    Atlas Financial Holdings, Inc.
Form 10-12g
Filed March 26, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 000-54627

Dear Mr. Riedler:
We have reviewed your comment letter dated April 23, 2012 and are providing the following responses.
Item 1. General

1.
Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Response: We will consider withdrawing the registration statement to prevent it from becoming effective and re-filing it if any of the responses to the SEC's comments raised in this letter are not fulsome with respect to clearing the SEC's comments prior to the date upon which the statement will become effective by operation of law.

2.
Each of our comments in this letter, with the exception of comments one, four, and five, also apply to the disclosure included in your Form 10-K. Accordingly, you should amend Form 10-K to address these comments and provide the requested information.

Response: In response to the Staff's comments included in this letter, we have also amended our Form 10-K as indicated.

3.
We have not yet reviewed the information included in your definitive proxy that is incorporated by reference into the registration statement and your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response: We will await your assessment and respond accordingly.

4.	Please amend your filing to include signatures of the authorized officer on behalf of the company. See General Instruction D to Form 10.
Response: We have amended our Form 10 filing to include signatures of the authorized officer on behalf of the company.

5.	Please revise your filing to include page numbers.
Response: We have amended our Form 10 filing to include page numbers.
Item 1. Business

6.
We note your disclosure in your risk factor titled “If the Company is not able to attract and retain independent agents…” that “[t]he Company's top ten independent agents accounted for an aggregate of 64% of its commercial auto gross premium written during the year ended December 31, 2011.” In light of your reliance on independent agents, please expand your disclosure in the Business section to describe your process for recruiting, compensating and retaining independent retail agents. In addition, please describe your standards for independent agents and how you ensure that independent agents adhere to your underwriting requirements.

Response: We have added the following information under a new heading “Agency Relationships” within Item 1 to our amended statement:
“Independent agents are recruited by the company directly and through marketing efforts targeting the specialty niche upon which Atlas focuses. Interested agents are evaluated based on their experience, expertise and ethical dealing. Typically, Atlas enters into distribution relationships with one out of every ten agents seeking an agency contract. Atlas is generally interested in acting as one of a relatively small number of insurance partners with whom their independent agents place business and are also careful not to oversaturate the distribution channel in any given geographic market. This helps to ensure that Atlas is able to receive the maximum number of submissions for underwriting evaluation without unnecessary downstream pressure from agents to write business that does not fit our underwriting model. Agents receive commission as their primary compensation from Atlas. This commission is set as a percentage of premiums and is included in our subsidiaries' statutory filings. Larger agents are also eligible for profit sharing based on the growth and underwriting probability related to their book of business with Atlas. The quality of business presented and written by each independent agent is evaluated regularly by Atlas' underwriters and is also reviewed quarterly by senior management. Key metrics for evaluation include overall accuracy and adequacy of underwriting information, performance relative to agreed commitments, support with respect to claims presented by their customers (as applicable) and overall underwriting profitability of the agent's book of business. While we rely on our independent agents for distribution and customer support, underwriting and claim handling responsibilities are retained by Atlas. Many of Atlas' agents have had direct relationships with either or both of the subsidiaries for a number of years.”
Item 2. Financial Information

7.	Please indicate that the disclosed financial information presented is presented in thousands of dollars.
Response: In our revised statement, we have indicated that the disclosed financial information presented is presented in thousands of dollars.

8.
We note your statement that your reduction in cash and invested assets in 2011 is “in line with expectations as Atlas rebuilds its book of business.” In addition, we note your disclosure that declining financial results could be attributed to a “written premium decline experienced by the Company's insurance subsidiaries prior to Atlas' formation…” Please provide additional disclosure explaining how and why you need to rebuild your book of business. In this regard, please also describe the condition of the insurance subsidiaries' business at the time of consummation of the reverse merger transaction and how such conditions resulted in the disclosed decline in written premiums.

Response: We have added the following information to our amended statement within Item 2 of Form 10 (and within Item 7 of Form 10-K) under the heading “III. Operating Results”:
“In the years prior the reverse merger which formed Atlas, the Company's insurance subsidiaries were writing a variety of different lines of business, many of which were non-profitable and/or managed by third parties. Challenges facing the subsidiaries' former owner, coupled with that organization's strategic decision to focus their business on private passenger, versus commercial, lines of business resulted in a significant reduction in commercial lines premiums written. In the year prior to the reverse merger, agents were notified that the companies were exiting commercial lines of business resulting in dramatic premium decline and an expense structure that was not in-line with the premium volume written. The former ownership structure also created a substantial amount of overhead and other expense resulting in negative pressure on the subsidiaries' operating results. Effective with the reverse merger, Atlas' management team realigned the strategic focus of the subsidiaries around commercial lines of business which were historically profitable. Infrastructure changes were made to ensure that the Company's expense structure was adjusted based on near term premium expectations to support underwriting profit at a scale considered realistic in the near term. The companies maintain strong core competencies with respect to these lines of business and expect to re-capture business lost in recent years and expect to win new business based on Atlas' strong value proposition. As evidenced below, written premium from core lines of business is increasing. Continued premium growth and the maintenance of the current expense discipline will create positive cash flow. The negative cash flow experienced in connection with claim payments will also reverse as claims related to policies written in prior years are paid and new premium from core lines of business is collected. The reduction in cash and invested assets seen in 2011 was expected in light of the companies' reorganization and circumstances. This is not expected to continue in 2012 forward.”
Item 3. Properties

9.	Please update your disclosure in light of your entry into an agreement to sell the Elk Grove Village property, as announced on April 7, 2012.
Response: We have updated the disclosure accordingly.
Item 5. Directors, Executive Officers and Corporate Governance

10.	Please revise your disclosure to specifically indicate when each officer assumed his or her current position at the company.
Response: We have updated our disclosure to specifically indicate that each officer assumed his or her current position at the company on December 31, 2010 (the date of Atlas' formation).
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
2011 Highlights

11.
You disclose “Atlas carries a valuation allowance, in the amount of $0.67 per common share diluted at December 31, 2011, against its deferred tax asset.” This per share amount should be deleted in all places in the document in which it appears. Refer to Financial Reporting Codification Section 202.04.

Response: We have deleted the disclosure “Atlas carries a valuation allowance, in the amount of $0.67 per common share diluted at December 31, 2011, against its deferred tax asset” in all places in the document in which it appears
Liquidity and Cash Flow Risk

12.	Please explain in expanded disclosure why fixed income securities with maturity dates over ten years increased by $16.7 million, or an increase of 84% over the 2010 amount.
Response: We have added the following information to our amended statement:
“The Company's investment guidelines are designed to ensure that liquidity provided by the insurance subsidiaries' investment portfolio can support claim payments and any other cash operating needs of the subsidiaries. The non-core private passenger automobile lines of business which were historically written by the subsidiaries have a claim payout pattern that is substantially shorter than the expected payout pattern of the Company's core commercial lines of business. The non-recurring expenses described earlier in this document also created an operating cash need in 2011 which is not expected in future years. Based on the Company's business shift, expected operating cash flow needs and the level of surplus as respects policyholders, the duration of the subsidiaries' investment portfolio was extended resulting in a shift from shorter maturity dates to longer ones. Working with our external investment manager, we allocated invested assets to match liquidity and duration for those assets expected to provide future cash for the payment of claims and have extended duration to increase yield for a portion of invested assets considered to be surplus.”
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm

13.	Please file a revised report from KPMG, LLP that includes the city and state of the office that performed the audit.
Response: We have included a revised report from KPMG, LLP that indicates that the Chicago, Illinois office performed the audit.
Notes To Consolidated Financial Statements
Nature of Operations And Summary of Significant Accounting Policies Summary of Significant Accounting Policies
Accounts Receivable and Other Assets

14.
You state that your entire $4.2 million bad debt allowance is primarily attributable to a single agent. Disclose the amount of bad debt expense recognized in each year presented. Tell us why you have not written the receivable off against the allowance.

Response: We have disclosed the amount of bad debt expense recognized in each year presented in our amended filing, and will include this disclosure in all future filings. Regarding why we have not written the receivable off against the allowance, we have included the following additional disclosure in our amended filing:
“Settlement proceedings with this agent were ongoing as of December 31, 2011. A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period ended June 30, 2012.”
Fair Values of Financial Instruments

15.
For all of your investments that are rated by third party credit rating agencies, please tell us whether you perform independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable. Also, tell us the procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2011 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed if so.

Response: In response to the Staff's comments, we have added the following disclosure:
“Atlas' fixed income portfolio is managed by Asset Allocation Management (“AAM”), an SEC registered investment advisor specializing in the management of insurance company portfolios. Management works directly with AAM to ensure that Atlas benefits from their expertise and also evaluates investments as well as specific positions independently using internal resources. AAM has a team of credit analysts for all investment grade fixed income sectors. The investment process begins with an independent analyst review of each security's credit worthiness using both quantitative tools and qualitative review. At the issuer level, this includes reviews of past financial data, trends in financial stability, projections for the future, reliability of the management team in place, market data (credit spread, equity prices, trends in this data for the issuer and the issuer's industry). Reviews also consider industry trends and the macro-economic environment. This analysis is continuous, integrating new information as it becomes available. In short, Atlas does not rely on rating agency ratings to make investment decisions, but instead with the support of its independent investment advisors, do independent fundamental credit analysis to find the best securities possible. AAM has found that over time this process creates an ability to sell securities prior to rating agency downgrades or to buy securities before upgrades. As of December 31, 2011, this process did not generate any significant difference in the rating assessment between Atlas'

review and the rating agencies.
Atlas employs specific control processes to determine the reasonableness of the fair value of its financial assets. These processes are designed to supplement those performed by AMM to ensure that the values received from them are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, Atlas assesses the reasonableness of individual security values which have stale prices or whose changes exceed certain thresholds as compared to previous values received from those AMM or to expected prices. The portfolio is reviewed routinely for transaction volumes, new issuances, any changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for market valuations. When fair value determinations are expected to be more variable, they are validated through reviews by members of management or the Board of Directors who have relevant expertise and who are independent of those charged with executing investment transactions”

16.	Quantify the amount of Level 1 and Level 2 assets as required by ASC 820-10-50-2b.
Response: We have included the above amounts in our revised statements. We will continue to provide this information in all future filings.
5. Income Taxes

17.	More fully describe the line item “Tax implications of qualifying transaction” to explain why it appears as a reconciling item from the statutory income tax rate to the effective income tax rate.
Response: In response to the Staff's comment, we have added the following additional disclosure:
“Atlas carried deferred tax assets on its balance sheet that were generated by its subsidiaries, primarily related to net operating loss carry-forwards. The qualifying transaction caused a change in control for tax purposes which triggered Internal Revenue Code Section 382. Section 382 created a yearly limit on its deferred tax assets such that a portion of the operating loss deferred tax assets would never be able to be utilized. In addition, as a result of the structure of the transaction, the seller, Kingsway, retains a portion of those deferred tax assets as dictated by the Internal Revenue Code. Kingsway, in general, retained those portions of the net operating loss deferred tax assets that Atlas would have otherwise not been able to use due to the Section 382 limit mentioned above. Since the removal of the deferred tax asset from the balance sheet without an off-setting cash recoverable from the U.S. Government, this removal created a reconciling item from Atlas' statutory income tax rate.”

18.
You have recorded an income tax benefit in 2011.Your disclosures regarding the realization of the net deferred tax asset seem to focus on your ability to carry the losses forward to future profitable years and the trend and anticipated strength of earnings. Given the losses recognized in the last two fiscal years, please provide us with a detailed analysis to support your conclusion to recognize a tax benefit in 2011. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740. Expand the disclosure to detail the trend and anticipated strength of earnings as well as the other relevant factors considered that you believe overcame the significant negative evidence of cumulative losses in recent years.

Response: In response to the Staff's comment, we have added the following additional disclosure:

“In assessing the need for a valuation allowance, Atlas considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized or if it is deemed premature to conclude that these assets will be realized in the near future, a valuation allowance is recorded. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. GAAP states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

Atlas' assessment also accounted for the following evidence:

Recent spin-off from prior ownership - Atlas was formed on December 31, 2010 in a reverse merger transaction.  Consideration was made as to the impact of this transaction on future earnings.
Nature, frequency, and severity of current and cumulative financial reporting losses - A pattern of objectively-measured recent financial reporting losses is heavily weighted as a source of negative evidence. Cumulative pre-tax losses in the three-year period ending with the current quarter are generally considered to be significant negative evidence regarding future profitability. However, the strength and trend of earnings are also considered, as well as other relevant factors. Atlas did not consider historical information as relevant due to the significant changes in business operations beginning on January 1, 2011;
Trends in quarterly earnings from operating activities during the period - When performing the assessment, Atlas excluded certain non-operating items which impacted 2011 results: (1) a $2,544 charge upon settlement of the American Country Pension Plan (see Note 10 below); (2) a $1,800 reserve strengthening adjustment related to claims incurred under prior ownership; (3) $627 in non-recurring costs relating to the transactions that created Atlas.
Sources of future taxable income - Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, future taxable income is generally given no weight for the purposes of assessing the valuation allowance pursuant to GAAP; and
Tax planning strategies - If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carry-forwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.
At the end of 2011, Atlas' operations (excluding the aforementioned non-operating items) had returned to a position of cumulative profits for the most recent one-year period. Further, operations showed three consecutive quarters of pre-tax operating profits (before non-operating items). Management concluded that the successful repositioning of Atlas during 2011 combined with the business plan showing continued profitability into future periods, provide assurance that future tax benefits more likely than not will be realized. Accordingly, at year-end 2011, a tax benefit was realized and the valuation was reduced against net deferred tax assets.

11. Commitments And Contingencies
Collateral pledged

19.
You state that Atlas has, at December 31, 2011, pledged bonds and term deposits valued at $11.8 million to various state and provincial regulatory authorities and further that you have pledged $10.4 million in securities with various third parties to collateralize liabilities. Please explain why these “restricted” assets are not separately classified on the Consolidated Statements of Financial Position.

Response: ASC 860-30-25 states the accounting for non-cash collateral depends on whether the secured party has the right to sell or re-pledge the collateral. Only if the transferee has the right by contract to sell or re-pledge must the transferor (us) reclassify that asset and report separately. In our case, none of the pledged collateral can be sold or re-pledged by our transferees unless we default on the terms of the underlying contract, therefore, we are not required to segregate these assets as “restricted”. In response to the staff's comment, we have now disclosed that fact explicitly in the amended statements. We believe the Company's accounting for such pledged securities is in-line with insurance industry practices.
Item 14. Changes in and Disagreements with Accountants

20.	Provide all the information required by Item 304 of Regulation S-K. That information should include:

a.	Whether the accountant resigned, declined to stand for reelection or was discharged (one of these must be specifically stated in the filing);

b.	The date of resignation or discharge;

c.
Whether the accountant had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern.

    Response: These requirements have been reflected in the amended filings.
Item 15. Financial Statements and Exhibits

21.
Please file copies of any underlying agreements relating to the transactions or amounts payable to or receivable from your affiliates as disclosed in Note 14 to your financial statements, as required by Item 601(b)(10)(ii)(A) of Regulation S-K. In the alternative, please provide an analysis as to why these agreements are not required to be filed as exhibits.

Response: In response to the staff's comment, we have included copies of the following agreements relating to the transactions or amounts payable to or receivable from our affiliates as disclosed in Note 14 to our financial statements, as required by Item 601(b)(10)(ii)(A) of Regulation S-K:

(1)	Exhibit 10.5 - Transition Services Agreement between Kingsway Financial Services, Inc and American Insurance Acquisition, Inc., dated December 31, 2010

(2)	Exhibit 10.6 - Lease Agreement between Universal Casualty Company and American Service Insurance Company, Inc., dated December 31, 2010

(3)	Exhibit 10.7 - Program Manager Agreement between American Service Insurance Company and both Universal Casualty Company and Kingsway America, Inc.

Per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have filed our amended Forms 10 and 10-K on May 4, 2012 and have incorporated those changes indicated above. For those responses that did not require changes to these documents, please let us know whether they are responsive to your inquiry. You may contact me at (847)700-8600 or Paul Romano, our Vice-President and Chief Financial Officer, at (847)700-8603.

Sincerely,
/s/ Scott D. Wollney
Scott D. Wollney
President and CEO

Atlas Financial Holdings, Inc.